ASSIGNMENT AND TRANSFER AGREEMENT

THIS ASSIGNMENT AND TRANSFER AGREEMENT (this "Agreement"), dated as of the 31st day of July, 2010 (the "Effective Date"), is made by and among **ADK GEORGIA, LLC**, a Georgia limited liability company or its designee ("Assignee"), **ADCARE HEALTH SYSTEMS INC.**, an Ohio corporation ("ADK"), **TRIAD HEALTH MANAGEMENT OF GEORGIA II, LLC**, a Georgia limited liability company ("TMII"), **TRIAD AT PARKVIEW, LLC**, a Georgia limited liability company ("TP"), and **TRIAD AT BONTERRA, LLC**, a Georgia limited liability company ("TB") (TMII, TP and TB are sometimes referred to herein collectively as "Assignor").

W I T N E S S E T H:

WHEREAS, TMII, as tenant, has entered into that certain Second Amended and Restated Multiple Facilities Lease dated as of April 30, 2010 with Georgia Lessor-Bonterra/Parkview, Inc. ("Omega"), as landlord, (as the same may be amended or modified, the "Lease") for the skilled nursing facilities identified on Exhibit "A" attached hereto and known as Bonterra Nursing Center ("Bonterra") and Parkview Manor Nursing and Rehabilitation Center ("Parkview"), respectively (Bonterra and Parkview are herein collectively, the "Facilities");

WHEREAS, TMII has subleased Parkview to TP and Bonterra to TB pursuant to those certain Sublease Agreements set forth on Exhibit "B" attached hereto (collectively, the "Subleases");

WHEREAS, TP operates Parkview as a skilled nursing facility and TB operates Bonterra as a skilled nursing facility;

WHEREAS, Assignee is in the business of operating skilled nursing facilities; and

WHEREAS, Assignor desires to assign the Lease and transfer the operation of the Facilities to Assignee and Assignee desires to assume the Lease and the operation of the Facilities on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. **Assignment of Lease.** Subject to the terms and conditions set forth herein, on the Closing Date (as defined in Section 10), Assignor shall assign, transfer and convey to Assignee all of Assignor's rights, title and interest in and to the Lease and Assignee shall assume all of Assignor's obligations as tenant under the Lease which arise on and after the Closing Date. Assignee acknowledges and agrees that in connection with the assignment of the Lease, on the Closing Date the security deposit posted by TMII under the Lease shall be returned (or credited) to TMII by Omega and Assignee shall be required to post a replacement security deposit in the amount of Three Hundred Seventy-Five Thousand and 00/100 Dollars ($375,000.00) with Omega. On the Closing Date, the Subleases shall be terminated.

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SECTION 2. <u>No Assumption of Liabilities; Indemnification.</u> As between Assignor and Assignee, Assignee shall not assume any of Assignor's liabilities under the Lease existing as of the Closing Date, including, without limitation, unpaid rent or taxes. Assignor shall indemnify and hold Assignee harmless from and against and loss, claim, damage or expense, including reasonable attorneys' fees, which Assignee may suffer, incur or expend arising out of the failure on the part of Assignor to perform fully its obligations under the Lease prior to the Closing Date. Assignee shall indemnify and hold Assignor harmless from and against and loss, claim, damage or expense, including reasonable attorneys' fees, which Assignor may suffer, incur or expend arising out of the failure on the part of Assignee to perform fully its obligations under the Lease from and after the Closing Date. The provisions of this Section 2 shall survive Closing.

SECTION 3. <u>Consideration.</u>

(A) <u>Deposit.</u> Within three (3) business days of the Effective Date of this Agreement, Assignee shall deposit into a non-interest bearing account with Gregory D. Hughes, as agent for Chicago Title Insurance Company, Hughes and White, Shadowood Office Park, 2110 Powers Ferry Road, Suite 440, Atlanta, Georgia 30339 (the "Escrow Agent"), by cash or wire transfer the sum of One Million Dollars ($1,000,000), together with the fully executed Assignor Note (as defined in Section 3(B)(iii) below), which shall serve as a deposit hereunder (the "Deposit"). The Deposit shall be non-refundable except in the case of a default by Assignor, which is not cured by Assignor.

(B) <u>Closing Date Consideration.</u> On the Closing Date, Assignor shall receive the following consideration (the "Closing Date Consideration"):

(i) <u>Cash Consideration.</u> Assignor shall receive in cash or immediately available funds from Assignee and/or ADK the sum of Four Million Two Hundred Fifty Thousand Dollars ($4,250,000) adjusted as provided herein, including for prorations as set forth in Section 5(G) and for property taxes or escrows paid or posted by Assignor pursuant to the terms of the Lease, and a credit for the Deposit and any Extension Payment made pursuant to Section 10 (the "Cash Consideration"). Notwithstanding the foregoing, Assignee shall advance Two Hundred Thousand Dollars ($200,000) of such Cash Consideration on July 30, 2010 to Assignor (or as directed by Assignor) which shall be paid to the debtors' estates in order to consummate the global settlement agreements which were approved by the bankruptcy court in the bankruptcy cases referred to in Section 14.

(ii) <u>ADK Stock.</u> In addition to Cash Consideration, Assignor (or its designee) shall receive from ADK in the aggregate that number of shares of common stock of ADK (the "ADK Stock") determined by dividing One Million Two Hundred Fifty Thousand Dollars ($1,250,000) by the ten (10) day average preceding closing price of a share of the ADK Stock on the American Stock Exchange as of the last business day prior to the Closing Date (the "Stock Consideration").

(iii) <u>Assignor Note.</u> On the Closing Date, the Escrow Agent shall deliver to Assignor (or its designee) a promissory note in the principal amount of Five Hundred Thousand Dollars ($500,000) substantially in the form attached hereto as <u>Exhibit "C"</u> (the "Assignor

Note"), which shall be executed and dated the Effective Date and deposited with the Escrow Agent as provided in Section 3(A) above. The Assignor Note shall not bear interest and shall be due and payable in full on the one-year anniversary date of the Assignor Note.

SECTION 4. Consulting Agreement. On the Effective Date, ADK shall execute and deliver a consulting agreement with each of Adam T. Ashpes ("Ashpes") and Ronald M. Herbert, Jr. ("Herbert") in the form attached hereto as Exhibit "D" (collectively, the "Consulting Agreements") and whereby each of Ashpes and Herbert shall be paid a consulting fee in the amount of Two Hundred Fifty Thousand Dollars ($250,000) per year for a period of three (3) years, payable in monthly installments beginning September 1, 2010.

SECTION 5. Transfer of Operations.

(A) Cooperation. The parties hereto agree to cooperate with each other and take all commercially reasonable actions to effect an orderly transfer of the operation of each of the Facilities. Assignor shall, at Assignee's sole expense, cooperate with Assignee to furnish all necessary documentation and to execute all documents and consents reasonably necessary for Assignee to obtain any required licenses, agreements, certificates and consents, necessary to operate the Facilities not already in possession of Assignee, from third parties and government program agencies.

(B) Resident Funds; Advance Payments.

(i) On the Closing Date, Assignor shall provide Assignee with an accounting of all funds belonging to Residents (as hereinafter defined) of the Facilities that are held by Assignor in a custodial capacity and an accounting of all advance payments received by Assignor pertaining to Residents at the Facilities (the "Trust Accounting"). Such Trust Accounting shall set forth the names of the Residents for whom such funds are held and the amounts held on behalf of each Resident, correct and complete as of the Closing Date. "Residents" shall mean all residents and patients of the Facilities pursuant to agreements and arrangements with Assignor entered into in the ordinary course of Assignor's business. Any lease, contract, occupancy or similar agreement between Assignor and any Resident pursuant to which Resident occupies a room or unit in a Facility is herein individually a "Resident Agreement" and collectively, the "Resident Agreements".

(ii) On the Closing Date, Assignor shall transfer such funds to a bank account designated by Assignee and Assignee shall expressly assume all of Assignor's financial and custodial obligations with respect thereto, it being the intent and purpose of this provision that, as of the Closing Date, Assignor shall be relieved of all fiduciary and custodial obligation with respect to such funds and that Assignee shall assume all such obligations and shall be directly accountable to the Residents with respect thereto.

(iii) Notwithstanding the foregoing, Assignor agrees to indemnify and hold Assignee harmless from all liabilities, claims, and demands, in the event the amount of such funds, if any, transferred to Assignee's bank account does not represent the full amount due to the Residents set forth in the Trust Accounting.

(iv)   Assignee shall indemnify and hold Assignor harmless from all liabilities, claims, and demands that may be asserted against Assignor in connection with Assignee's treatment of such accounts following the transfer of such funds.

(C)   Final Cost Reports, Licensure and Provider Numbers.

(i)   Assignor shall prepare and file with the appropriate Governmental Authorities (as defined below) a final cost report for each Facility within the time frame required by law. Provided, however, that Assignor shall pay to Assignee the sum of Twenty-Five Thousand and 00/100 Dollars ($25,000.00) per month for each Facility for which Assignor has not timely filed a final cost report.

(ii)   Assignee shall use its good faith, best efforts to transfer from Assignor to Assignee, or if not transferable, otherwise obtain or acquire, a nursing facility license and/or any other license or permit (collectively, the "Licenses") for the Facilities required by any governmental agency or authority ("Governmental Authorities") with jurisdiction over the Facilities, so that, on or after the Closing Date, Assignee shall have all legal authority to operate each of the Facilities as a licensed nursing facility as defined by the laws of the State of Georgia. Assignee shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer or issuance of any and all Licenses with respect to the operation of the Facilities, and shall pay all transfer and application fees in connection therewith, as well as applying for and obtaining any and all new Licenses and/or approvals necessary or appropriate in connection with the operation of the Facilities. Assignee shall use good faith, best efforts to pursue its applications in accordance with the rules and procedures set forth under applicable law. It shall be a condition precedent to the transfer of the operations of the Facilities to Assignee that Assignee provide Assignor with a letter from the applicable licensing authority indicating that other than the transfer of the interest in the Lease to Assignee, all other conditions for the issuance of the Licenses have been satisfied ("Evidence of Licensure").

(iii)   Assignee shall assume Assignor's Medicaid provider numbers (the "Medicaid Provider Numbers") applicable to each Facility and shall use best efforts to seek approval for transfer thereof. Assignee shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer of the Medicaid Provider Numbers. Assignor makes no representation or warranty as to whether applicable law permits Assignee to use the Medicaid Provider Numbers of Assignor, and Assignee shall seek such transfer at its own risk.

(iv)   Assignor shall transfer to Assignee its Medicare provider numbers (the "Medicare Provider Numbers") applicable to each Facility and Assignee shall use its best efforts to seek approval for the transfer thereof. Assignee shall be fully responsible for and shall pay all costs and fees required to be paid in connection with the transfer of the Medicare Provider Numbers. Assignor makes no representation or warranty as to whether applicable law permits Assignee to use the Medicare Provider Numbers of Assignor, and Assignee shall seek such transfer at its own risk.

(D)   Employees.

(i)   Assignor shall terminate all of the employees employed by Assignor with respect to the operation and management of the Facilities (the "Employees") effective as of the Closing Date. Assignor shall pay all wages and accrued paid time off due to all of the Employees as of the Closing Date as required by and in accordance with Assignor's standard policies and applicable state and federal law.

(ii)   Assignee shall rehire the greater of ninety-five percent (95%) of the Employees or the minimum number of Employees necessary to avoid creating any obligation under the WARN Act (defined in Section 5(D)(iii) below) on the part of Assignor. Such Employees, whose employment is continued, shall be referred to as the "Retained Employees." Any such continued employment of a Retained Employee by Assignee shall be on terms which require said Retained Employees to perform comparable services in a comparable position at which such Retained Employee was employed at the Facility prior to the Closing Date. Assignor and any of its affiliates shall have the right to employ or offer to employ in other facilities or corporate offices of Assignor or its affiliates any Retained Employee who declines to continue employment with Assignee. The Retained Employees who elect to accept continued employment with Assignee shall hereinafter be referred to as the "Hired Employees."

(iii)   Assignee and Assignor acknowledge and agree that the provisions of Section 5(D)(ii), are designed, in part, to ensure that Assignor is not required to give notice to Employees of the Facilities of the "closure" thereof under the Worker Adjustment and Retraining Notification Act (the "WARN Act") or any other comparable state law. Accordingly, Assignee agrees to indemnify, defend and hold harmless Assignor from any liability which it may incur under the WARN Act or any comparable state law in the event of the violation by Assignee of its obligations under Section 5(D)(ii), including a violation which results from allegations that Assignee constructively terminated the Employees of the Facilities as a result of the terms and conditions of employment offered by Assignee; provided, however, that nothing herein shall be construed as imposing any obligation on Assignee to indemnify, defend or hold harmless Assignor from any liability that it may incur under the WARN Act (I) as a result of the acts or omissions of Assignor prior to the Closing Date, including any liability which may result from the aggregations of acts of Assignor prior to the Closing Date and the acts of Assignee after the Closing Date, it being understood and agreed that Assignee shall only be liable for its own acts and omissions after the Closing Date, or (II) as a result of the filing of a frivolous suit or claim by any Employee terminated by the Assignee following the Effective Time for cause, including criminal convictions, and within the guidelines of the WARN Act. Nothing in this Section 5(D)(iii) shall, however, create any rights in favor of any person not a party hereto, including Employees of the Facilities, or constitute an employment agreement or condition of employment for any Employee of Assignor who is a Retained Employee or a Hired Employee.

(iv)   Assignee agrees that neither it nor its affiliates will use or access any information contained in any employee records (whether electronic or paper) transferred to Assignee hereunder in a manner prohibited by applicable laws or regulations.

(v)   ADK hereby guarantees each of the obligations of Assignee under this Agreement, including without limitation the obligations under this Section 5(D).

(E)   Accounts Receivable.

(i)   Assignee shall assume responsibility for the billing for and collection of payments on account of services rendered by it at the Facilities on and after the Closing Date. Assignor shall retain all rights in and title to accounts receivable for services rendered at the Facilities prior to the Closing Date (the "Assignor's Accounts Receivable") and shall retain full responsibility for the collection thereof. The Assignor's Accounts Receivable shall include all amounts due Assignor, whether billed or unbilled, prior to the Closing Date, for all services and ancillary services or products provided to any current or former residents by Assignor prior to the Closing Date and any accounts receivable arising from rate adjustments which relate to periods prior to the Closing Date even if such adjustments occur after the Closing Date.

(ii)   All third party payor payments that designate the dates of service on the remittance received by Assignee from and after the Closing Date shall relate to the period prior to the Closing Date or from and after the Closing Date, as the case may be, in connection with the account of the Resident for whom the payment is made in accordance with the dates of service indicated on the remittance, and Assignee shall remit to Assignor within ten (10) business days of its receipt thereof any payment received by Assignee that applies to Assignor's Accounts Receivable, together with a copy of the remittance advice; provided, however, in the event payment is made without remittance advice, such payment will be first applied to the Assignor's Accounts Receivable if received within the first ninety (90) days after the Closing Date. Thereafter, all non-designated payments will be first applied to any account receivable balances of Assignee, with the excess, if any, applied to the extent of any balance due for services rendered by Assignor prior to the Closing Date. All funds remitted to Assignor shall be wired pursuant to wire instructions provided to Assignee in writing on the Closing Date.

(iii)   In addition, Assignee shall remit to Assignor within ten (10) business days of its receipt thereof any repayment or reimbursement received by Assignee arising out of cost reports filed for the cost reporting period ending prior to the Closing Date. Assignor agrees that any payment, whether received by Assignor from private pay patients or as repayment or reimbursement arising out of cost reports, that pertain to the period commencing on and after the Closing Date shall be remitted by Assignor to Assignee within ten (10) business days of receipt thereof to be applied and/or disbursed by Assignee in accordance with the terms of this Section. All funds remitted to Assignee shall be wired pursuant to wire instructions provided to Assignor in writing on the Closing Date.

(iv)   To the extent either party receives any proceeds from the accounts receivable of the other party, the parties acknowledge that the party receiving the payment belonging to the other party shall hold the payment in trust in a separate, segregated account. Neither party shall have any right to offset with respect to such accounts receivable, and the party erroneously receiving the payment shall have no right, title or interest whatsoever in the payment and shall remit the same to the other within ten (10) business days of receipt. For a period of six (6) months following the Closing Date, Assignor and Assignee shall provide each other with an accounting by the twentieth (20th) day of each month setting forth all amounts received by them during the preceding month with respect to the accounts receivable. Nothing herein shall be deemed to limit in any way either party's rights and remedies to recover accounts receivable due and owing to it under the terms of this Agreement. ADK hereby guarantees the obligations of Assignee to remit all proceeds of from the accounts receivable belonging to Assignor.

(F)   Payment of Operating Costs and Prorations.   Except as otherwise expressly provided herein, Assignor shall be responsible for claims or charges which are owed to third parties arising from their ordinary use, operation or control of the Facilities, including payroll, insurance premiums, utilities, amounts due under executory obligations, taxes, and similar obligations for all periods prior to the Closing Date. Assignee, to the extent it utilizes the services provided by those third parties, shall be responsible for, and shall pay on a timely basis, any claims or charges which are due to third parties arising from the use, operation or control of the Facilities from and after the Closing Date. Revenues and expenses pertaining to utility charges for the billing period in which this Agreement is executed, prepaid expenses and like items of revenue or expense attributable to the Facilities shall be prorated between Assignor and Assignee as of the Closing Date. All such prorations shall be made on the basis of actual days elapsed in the relevant accounting or revenue period and shall be based on the most recent information available to Assignor. Utility charges that are not metered and read on the Closing Date shall be estimated based on prior charges, and shall be re-prorated upon receipt of statements therefor. In general, such prorations shall be made so as to reimburse Assignor for actual prepaid expense items, and to charge Assignor for prepaid revenue items, to the extent that the same are attributable to periods from and after the Closing Date.

(G)   Treatment of Prorations.   The accounts of Assignor and Assignee created pursuant to the prorations provided for in the preceding Section 5(F) shall be netted against each other. If:

(i)   the result is a net positive balance for Assignee, such amount shall be a credit against the Cash Consideration; and

(ii)   if the result is a net positive balance for Assignor, Assignee shall pay to Assignor the amount of such balance in immediately available funds on the Closing Date.

(H)   Future Settlement.   All amounts owing from one party hereto to the other party hereto, pursuant to this Agreement, that require adjustment after the Closing Date, including without limitation, re-prorations according to Section 5(F) hereof, shall be settled three (3) months after the Closing Date. If, thereafter, a party hereto determines that any further adjustment is to be made pursuant to this Agreement, such party shall submit a statement to the owing party setting forth any and all such items and the calculation of the amounts due hereunder. Such statement shall be submitted with appropriate backup materials. If amounts are due from Assignee to Assignor pursuant to this Agreement, Assignee shall have thirty (30) days from the date of receipt of such statement to tender payment to Assignor or to question or dispute in writing any item thereon. If amounts are determined to be due from Assignor to Assignee pursuant to this Agreement, Assignor shall have thirty (30) days from the date of receipt of such statement to tender payment to Assignee or to question or dispute in writing any item thereon.

(I)   Medicare/Medicaid.   Assignor and Assignee understand that reimbursements from Medicare and/or Medicaid for items/services provided/rendered after the Closing Date may continue to be issued to Assignor for a period of time. Assignor agrees that, within three (3) business days after the Closing Date, Assignor shall submit a written request that any and all direct deposits from Medicare and/or Medicaid cease and that checks be issued instead. Thereafter, Assignor shall endorse and deliver all such checks that solely include payment for periods following the Closing Date to Assignee immediately upon receipt until such time as reimbursements are remitted directly to Assignee by Medicare and Medicaid. Assignee, in its reasonable discretion, may approve an alternative method of receiving such funds.

(J)   Transfer of Records: Access To Policy and Procedures Manuals. On the Closing Date, Assignor shall transfer to Assignee in reasonable condition and using commercially reasonable efforts, all employment files, medical records with respect to Residents of the Facilities remaining at the Facilities on the Closing Date, cost reports, surveys with plans of correction, copies of historical financial records, electronic files, and any other operational data solely related to the operation of and located at the Facilities as authorized, and to the extent permissible, by applicable law (the "Transferred Records"), provided, however, that Assignor (i) shall be entitled to keep such copies of all the foregoing as it deems necessary, (ii) Assignee shall have no claim or right of indemnity against Assignor arising from the condition or quality of the records so transferred, including claims based on their completeness or accuracy; and (iii) on the Closing Date, Assignor shall be under no duty to update or service the hardware, software or data base contained in the computers remaining on the premises as provided for in Section 5(K) hereof, or otherwise. Notwithstanding anything to the contrary, the Transferred Records shall not include any business or other records not solely related to the operation of and located at the Facilities and shall not include any medical or other records of residents of the Facilities not remaining at the Facility on and after the Closing Date. Unless Assignor agrees in writing, the Assignee shall not use or rely on Assignor's policy and procedures manuals located at the Facilities for any purpose whatsoever following the Closing Date.

(K)   Intentionally Deleted.

(L)   Deposits. All deposits, if any, held by a utility or other party to an executory contract or lease shall remain the property of Assignor, and Assignee shall be required to post its own replacement security deposits, if any.

(M)   Compliance with Laws. The parties shall comply in all material respects with all applicable laws, and with all applicable rules and regulations of all Governmental Authorities, in conjunction with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

(N)   Residents: Resident Agreement: Resident Records. From and after the Closing Date, Assignee shall be solely responsible for caring for the Residents of the Facilities in accordance with their contractual agreements and rights and in accordance with law and Assignor and, in connection therewith, at Closing, the Assignor shall assign to Assignee all of Assignor's right, title and interest in and to the Resident Agreements pursuant to an Assignment and Assumption of Resident Agreements in the form attached hereto as Exhibit "H" (the "Assignment of Resident Agreements"). Assignee shall preserve the existence and maintain the confidentiality of the Resident records transferred to Assignee pursuant to this Agreement in accordance with federal and state law. Any Resident or other business records being acquired by

Assignee under the terms of this Agreement shall be delivered by leaving all such records at the Facilities where they are located.

(O)   Accounts Payable. Assignee shall not assume Assignor's accounts payable. Assignee shall establish its own accounts and agrees to pay for supplies and other goods or equipment ordered and received at the respective Facilities on and subsequent to the Closing Date in order to maintain services to the Residents.

(P)   Access to Resident and Other Records. Subsequent to the Closing Date, Assignee shall allow Assignor and its affiliates, agents and representatives, at Assignor's sole cost and expense, to have reasonable access to (upon reasonable prior notice), and to make copies of, the Transferred Records, to the extent reasonably necessary to enable Assignor to investigate and defend malpractice, employee or other claims, to file or defend cost reports and tax returns, to verify accounts receivable collections due Assignor, to wind up the business and business affairs of Assignor, and to perform similar matters. Assignee will maintain the Transferred Records, to the extent required by law, but in no event less than seven (7) years with respect to Resident records, and no less than six (6) years with respect to other records. Without limiting the generality of the foregoing sentence, Assignee shall use best efforts to obtain from any purchaser, lessee or subsequent transferee of any Facility a contractual obligation to comply with the obligations set forth in this Section 5(P), which contract shall name Assignor as third party beneficiaries.

(Q)   Regulatory Inspections: Surveys. Assignee shall be responsible for and shall bear all costs and expense incurred in connection with any requirements of regulatory inspections or surveys conducted after the Closing Date and implementing any plans of correction relating to such surveys or inspections.

(R)   Inventories, Supplies and Other Personal Property. On the Closing Date, Assignor shall transfer and convey to Assignee by quit claim bill of sale (the "Bill of Sale") all of Assignors right, title and interest in all inventory, supplies and personal property owned by Assignor and located at the Facilities except those items set forth in Exhibit "I" attached hereto, all of which shall be conveyed in "as is" condition.

(S)   Assignor Contracts. Assignor will terminate or cancel all Assignor Contracts (as hereinafter defined) effective as of the Closing Date. Assignee shall be solely responsible for arranging any and all operating agreements or executory contracts necessary for operating the Facilities from and after the Closing Date. Assignee, to the extent it utilizes the services provided by those third parties, shall be responsible for, and shall pay on a timely basis, any claims or charges which are due to third parties arising from the use, operation or control of the Facilities from and after the Closing Date.

(T)   Remittances, Mail and Other Communications. All remittances, mail and other communications relating to assets or liabilities being retained by Assignor or its affiliates received by Assignee or ADK at any time after the Closing Date shall be immediately turned over to the addressee thereof. All remittances, mail and other communications relating to the operations of the Facilities following the Closing Date with regard to any matter following the

Closing Date received by Assignor or its affiliates at any time after the Closing Date shall be immediately turned over to Assignee.

(U)   Intellectual Property and Signage. As soon as practicable following the Closing Date, but in any case no later than thirty (30) days following the Closing Date, Assignee shall remove all signs, posters, notices, forms or other documents (whether on the exterior or interior of the Facilities) containing any items of intellectual property of Assignor and its affiliates.

(V)   Overhead Reimbursement. ADK and Assignee shall reimburse TMII for a portion of its overhead operating expenses for the period between the Effective Date and the Closing Date. From the Effective Date until the date all of the Foster Facilities (defined in Section 14) are transferred to ADK or its affiliates, ADK shall pay the sum of Twenty-Five Thousand Dollars ($25,000) per week, and thereafter Twelve Thousand Five Hundred Dollars ($12,500) per week until the Closing Date. Such payments shall be wired at the end of each calendar week (pro rated for partial weeks) on Friday of each week.

SECTION 6.   Assignor's Covenants, Representations and Warranties.

(A)   As a material inducement to Assignee and ADK to enter into this Agreement and to pay the Closing Date Consideration, Assignor hereby covenants, warrants and represents to Assignee and ADK as follows:

(i)   Each Assignor is a Georgia limited liability company and has the full power and authority to carry on its business as now being conducted and to enter into and perform all of its obligations under this Agreement. This Agreement is, and all documents to be executed by Assignor pursuant hereto will be, the valid and binding obligations of Assignor enforceable in accordance with their respective terms.

(ii)   Except for civil action 09C-14836-2 between TP and Life Systems (the "Life Systems Litigation"), Assignor is not a party to any litigation or administrative proceedings nor has Assignor received written or, to its knowledge, verbal notice containing a threat of any litigation or administrative proceedings, which could materially adversely affect the Lease, the Facilities or Assignor's right to enter into this Agreement or to consummate the transactions contemplated by this Agreement. Except in connection with the Life Systems Litigation, Assignor is not subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, agency, board, bureau or instrumentality issued or entered in a proceeding to which Assignor is or was a party, including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of any of the Facilities.

(iii)   From the date hereof to the Closing Date, other than in the ordinary course of Assignor's business, no lease, tenancy, or other arrangement applicable to the Facilities and not terminable without penalty by Assignor on or before the Closing Date, will be entered into by Assignor without the prior written approval of Assignee.

(iv)   The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein will not result in any breach, violation, default or cancellation of any contract, agreement, mortgage, deed to secure debt, or lease to which Assignor is a party and that could reasonably be expected to have a material adverse effect on the Facilities.

(v)　To Assignor's knowledge, neither Assignor nor any of the Facilities is in violation of any federal, state, local or municipal law, rule, regulation or ordinance, including any life safety code waivers.

(vi)　The Facilities shall, on the Closing Date, be in the same condition as it each was on the date of Assignee's execution of this Agreement, normal wear excepted.

(vii)　There are no collective bargaining agreements with respect to any of the employees at Bonterra.

(viii)　As of the date of such document, all documents to be delivered by Assignor to Assignee are and will be true, correct and complete in all material respects and contain no material omissions that make such documents false or misleading.

(ix)　Neither the execution and delivery of this Agreement nor the consummation of the transactions provided for in this Agreement violate any agreement to which Assignor is a party or by which Assignor is bound, or any law, order, or decree, or any provision of any Assignor's governing documents.

(x)　There are no events of default existing under the Lease nor any events with the giving of notice of the passage of time that would constitute an event of default under the Lease.

(xi)　All property tax escrows required under the Lease are fully funded in accordance with the terms of the Lease.

(xii)　TMII holds all licenses necessary for the lawful operation of the Facilities.

(xiii)　Assignor has delivered and shall deliver to Assignee copies of balance sheets and statements of operation for the Facilities for the two (2) most recent fiscal years of Assignor, and shall, at Assignee's request, provide to Assignee a balance sheet and statement of operation for the most recently available month ending prior to the Closing Date. To the best of Assignor's knowledge, all financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly the financial condition and results of operations of the Facilities at the dates and for the periods presented, subject, in the case of statements other than for fiscal years, to normal year-end adjustments.

(xiv)　Since the date of the most recent balance sheet delivered to Assignee in accordance with Section 6(A)(xiii) above, there has not been (a) any material adverse change in the financial condition or in the operations, business, or properties of the Facilities; (b) any damage, destruction, or loss, whether covered by insurance or not, materially and adversely affecting the operations, business, or properties of the Facilities; or (c) any material complaints or other concerns which have been brought to the attention of Assignor and which relate to the Facilities.

(xv)   Attached hereto as <u>Exhibit "G"</u> is a full and complete list of all agreements, contracts and similar documents between any Assignor and third parties with respect to the maintenance and operation of the Facilities (the "Assignor Contracts").

(xvi)   Within ten (10) business days of the Effective Date, Assignor will provide to Assignee a complete and accurate list of all Employees (whether part-time or full-time) employed by Assignor at the Facilities. No Employees are under contract.

(xvii)   To Assignor's knowledge, there is no litigation or governmental proceeding pending or threatened in eminent domain or for rezoning that relates to or affects the Facilities.

(xviii)   Assignor has duly made all deposits required by law to be made with respect to withholding taxes for its Employees at the Facilities. Assignor has duly filed all income, foreign, franchise, excise, employment, and payroll related, real and personal property, sales and gross receipts tax returns, and all other tax returns which were required to be filed by it under the Lease or with respect to the operation of the Facilities which, if not filed, could reasonably be expected to have a material adverse effect on the Facilities. No agreement for the extension of time for the assessment of any deficiencies or adjustment with respect to any tax return filed by Assignor with respect to its operations at the Facilities has been assessed, and Assignor has received no written notice of any unassessed tax deficiency proposed or threatened against Assignor with respect to its operations at the Facilities.

(xix)   No consent or approval of any governmental authority is required in connection with the execution, delivery, and performance of this Agreement by Assignor. Further, except for the consent of Omega, no consent or approval of any third party is required for the execution, delivery, and performance of this Agreement by Assignor.

(xx)   To Assignor's knowledge, Assignor has complied with and is not in default under, or in material violation of, any laws, ordinances, rules, regulations, or orders (including without limitation any safety, health or trade laws, ordinances, rules, regulations, or orders) applicable to the operation of the Facilities.

(xxi)   There are no Resident Agreements or other documents or agreements (written or otherwise) relating to resident care which deviate in any material adverse respect from the standard forms customarily used at the Facilities or which impose any obligation to provide care at rates lower than the standard rates charged at the Facilities.

(xxii)   Assignor has supplied to Assignee, or will supply to Assignee, copies of the forms of resident agreements and related forms in use at the Facilities.

(xxiii)   All records for Residents at the Facilities, including trust fund account records, if any, and Resident Agreements are true, correct, and complete in all material respects.

(xxiv)   Assignor has not unlawfully used, generated, transported, treated, constructed, deposited, stored, disposed, placed or located at, on, under or from the Facilities any flammable explosives, radioactive materials, hazardous or toxic substances, materials or wastes, pollutants or contaminants defined, listed or regulated by any local, state or federal environmental laws that could reasonably be expected to have an material adverse effect on the Facilities.

(xxv) Assignor has made available for review by Assignee all survey reports, statements of deficiency, plans of correction, waivers, or other investigatory reports or communications regarding corrective or remedial action by licensing agencies or other governmental agencies in Assignor's possession and issued or received during the past twenty-four (24) months, and will provide copies of any additional such notices or documents through the Closing Date promptly upon receipt.

(xxvi) To Assignor's knowledge, there are no Hazardous Substances on, at, beneath, or in the Facilities. "Hazardous Substance" means any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, infectiousness, or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes, or combinations of them which are now or become listed, defined or regulated in any manner by any Environmental Law. "Environmental Law" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, including the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. Sections 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Sections 466 et seq.), the Safe Drinking Water Act Sections 1401 (14 U.S.C. Section 1450), the Hazardous Materials Transportation Act (79 S.S.C. Sections 1801 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601-2629) and any other federal, state, or local law, regulation, or ordinance.

(B)   All of the foregoing representations and warranties shall be applicable, true, correct and complete in all material respects, both as of the date hereof and as of the Closing Date, and Assignor shall certify in writing at Closing that each and all of said representations and warranties are true, correct and complete as of and with respect to that date in all material respects.

(C)   Except as expressly set forth herein, neither Assignor, nor any officer, director, employee, member, partner, agent or representative thereof nor any other party acting for or on its or their behalf, has made or is making or shall make any representation or warranty or any kind or nature, whether direct or implied, with respect to the Facilities or any other matter, and Assignee hereby expressly agrees and acknowledges that it is assuming the Lease AS IS WHERE IS AND WITH ALL FAULTS. Assignee acknowledges that it is an experienced purchaser and operator of properties and assets similar to the Facilities and, except for the representations and warranties set forth in this Agreement, it has not relied upon any representation or warranty or information provided by Assignor or any other party and all representations and warranties of Assignor set forth in this Section 6 shall not survive the Closing hereunder.

SECTION 7.   Assignee's and ADK's Covenants, Representations and
             Warranties.

(A)   As a material inducement to Assignor to enter into this Agreement and to assign the Lease to Assignee as set forth herein, Assignee and ADK hereby covenants, warrants and represents to Assignor as follows:

(i)   Assignee is a Georgia limited liability company and has full power and authority to carry on its business as now being conducted and to enter into and perform all its obligations under the Agreement. This Agreement and all documents to be executed by Assignee pursuant hereto will be the valid and binding obligations of Assignee enforceable in accordance with their respective terms. All action required by law and by any agreement, arrangement or document to authorize the execution and delivery of this Agreement by Assignee and the consummation of the transactions contemplated hereby has been or will be taken and the execution and delivery of this Agreement or the consummation of any of the transactions contemplated herein shall not violate or conflict with any provisions of any lease, mortgage, note or any other agreement or arrangement to or of which Assignee is subject.

(ii)   ADK is an Ohio corporation and has full power and authority to carry on its business as now being conducted and to enter into and perform all its obligations under the Agreement. This Agreement and all documents to be executed by ADK pursuant hereto will be the valid and binding obligations of ADK enforceable in accordance with their respective terms. All action required by law and by any agreement, arrangement or document to authorize the execution and delivery of this Agreement by ADK and the consummation of the transactions contemplated hereby has been or will be taken and the execution and delivery of this Agreement or the consummation of any of the transactions contemplated herein shall not violate or conflict with any provisions of any lease, mortgage, note or any other agreement or arrangement to or of which ADK is subject.

(iii)   Neither Assignee nor ADK is a party to any litigation nor is Assignee or ADK aware of a threat of any litigation that would affect Assignee's or ADK's right to enter into this Agreement or to consummate the transaction contemplated by this Agreement.

(iv)   Assignee shall promptly apply and use diligent efforts to obtain approval from all entities which regulate the operation of skilled nursing facilities in the State of Georgia and all licenses required with respect to the operation of the Facilities.

(B)   All of the foregoing representations and warranties shall be applicable, true, correct and complete, both as of the date hereof and as of the Closing Date, and Assignee and ADK shall certify in writing at Closing that each and all of said representations and warranties are true, correct and complete as of and with respect to that date.

(C)   If Assignee elects to conduct or make any physical inspections or evaluations ("Inspections") of the Facilities, all such Inspections shall be conducted during normal business hours and Assignee shall give Assignor at least twenty-four (24) hours notice of such Inspections. Assignee agrees to restore the Facilities substantially to their physical condition prior to Assignee's entrance thereupon with respect to the Inspections and, except for loss, cost, claims, damage or expense caused by Assignor, its agents, employees, residents and/or contractors, Assignee and ADK shall indemnify, defend and hold Assignor harmless from and against any loss, cost, claims, damage or expense (including reasonable attorneys' fees) incurred by Assignor arising from any damage or injury caused by Assignee, ADK, or their agents, employees or contractors in connection the with Inspections, and Assignee shall, prior to such entry upon the Facilities, name Assignor as an additional insured under its general liability insurance policy (which policy shall be provided at no cost to Assignor). Assignee shall provide Assignor with a certificate of such liability insurance as evidence that said insurance is effective, current, that all costs associated with such insurance have been paid by Assignee and that Assignor has been named as an additional insured.

(D)   If the Assignee elects to interview, convene or otherwise meet with the Employees at the Facilities, with the exception of the administrators of the Facilities, Assignee shall not do so until Assignee has provided written notice to the Assignor that the Assignee has waived all conditions or contingencies to Closing.

SECTION 8.   Condition of Title and Survey.

(A)   Assignee shall have the option to obtain a title insurance commitment for a lessee's title insurance policy issued by a title company acceptable to Assignee (the "Title Commitment"). Should the Title Commitment disclose exceptions to title that adversely affect Assignee's intended use of the Facilities or are otherwise reasonably unacceptable to Assignee, Assignee shall promptly give written notice of such matters to Assignor and, in the event Assignor fails to either cure or correct such matter or provide assurances reasonably satisfactory to Assignee that Assignor will cure or correct such matter prior to the Closing Date, then Assignee may elect, as its sole remedy, to accept title in its existing condition. Assignor shall not have any duty to satisfy a title objection.

(B)   Assignee may obtain a current survey of the real property on which the Facilities are located (the "Property") prepared and certified by a surveyor registered and licensed in the State of Georgia (the "Survey"). Should the Survey disclose matters that adversely affect Assignee's intended use of the Facilities or are otherwise reasonably unacceptable to Assignee, Assignee shall promptly give written notice of such matters to Assignor and, in the event Assignor fails to either cure or correct such matter or provide assurances reasonably satisfactory to Assignee that Assignor will cure or correct such matter prior to the Closing Date, then Assignee may elect, as its sole remedy, to accept the Survey in its existing condition. Assignor shall not have any duty to satisfy a survey objection.

(C)   Assignee may obtain an environmental assessment of the Property (the "Environmental Report"). Should the Environmental Report disclose environmental conditions that adversely affect Assignee's intended use of the Facilities or are otherwise reasonably unacceptable to Assignee, Assignee shall promptly give written notice of such matters to Assignor and, in the event Assignor fails to either cure or correct such matter or provide assurances reasonably satisfactory to Assignee that Assignor will cure or correct such matter prior to the Closing Date, then Assignee may elect, as its sole remedy, to accept the Facilities in their existing condition.

(D)   Assignor has delivered to Assignee a true, correct and complete copy of the Lease, as amended.

SECTION 9.   Closing Costs. Assignee shall pay the cost of any title examination, the Title Commitment and title insurance premium, the Survey and the Environmental Report. Real estate taxes shall be allocated between Assignee and Assignor on a per diem basis as of the Closing Date. Assignor, Assignee and ADK shall each bear the fees of its respective counsel, advisors and for any other representation provided to or contracted for by such party in connection with this Agreement.

SECTION 10.   Date of Closing. The closing contemplated herein (the "Closing") shall occur on an mutually agreed upon date (the "Closing Date") following the entry of a non-appealable, final order by the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division (the "Court"), authorizing the transfer of the Foster Facilities as described and contemplated in Section 14 hereof. It is contemplated that the Closing Date shall be no later than August 31, 2010 (with all prorations to be made as of 11:59 p.m. on August 31, 2010), subject to Assignee's extension right as follows. Assignee may, at its option, extend the Closing Date to a date on or before September 30, 2010 upon written notice to Assignor accompanied by a nonrefundable payment to TMII in the amount of Two Hundred Thousand Dollars ($200,000) (the "Extension Payment") which shall be credited to the balance of the Closing Date Consideration), in which event all references herein to "Closing Date" shall mean such extended date. The parties shall cooperate in good faith in order to conduct Closing in escrow, whereby Assignee, ADK and Assignor shall deliver to Escrow Agent, at or prior to the Closing Date, all funds and/or instruments required to be delivered by them respectively at the Closing, and shall take all such other actions as shall be required hereunder to be undertaken by each party at or prior to the Closing Date. In the event that Closing in escrow is not feasible, the Closing shall be held on the Closing Date at the offices of Assignee's counsel in Atlanta, Georgia.

SECTION 11.   Waivers. The waiver by any party of any breach by the other of any term, covenant or condition herein contained shall not be deemed to be a waiver of any other condition or of any subsequent breach of the same or of any other term, covenant or condition herein contained. No delay or omission in the exercise of any right or remedy accruing to any party as a result of a breach by the other party under this Agreement shall impair such right or remedy or be construed as a waiver of any such breach theretofore or thereafter occurring.

SECTION 12.   Conditions Precedent to Obligations of Assignee. The obligations of Assignee under this Agreement are subject to, and shall be conditioned upon, the satisfaction (or the waiver in writing by Assignee) prior to, or as of, the Closing of each of the following conditions:

(A)   Delivery by Assignor. All of the agreements to be executed or delivered by Assignor at or before the Closing shall have been executed and/or delivered as provided in Section 15(A).

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(B)   Additional Documents. Assignor shall have furnished such other duly executed documents as may be reasonably required or appropriate to effectuate the purposes of this Agreement.

Assignee waives all other conditions to its obligation to close hereunder.

SECTION 13.   Conditions Precedent To Obligations of Assignor. The obligations of Assignor under this Agreement are subject to, and shall be conditioned upon the satisfaction (or the waiver in writing by Assignor) prior to, or as of, the Closing of each of the following conditions:

(A)   Compliance by Assignee and ADK and Representations Correct. All of the covenants and obligations of this Agreement to be complied with and performed by Assignee and/or ADK at or before the Closing shall have been complied with and performed, and the representations and warranties made by Assignee and ADK in this Agreement, shall be correct (i) on and as of the date of this Agreement, and (ii) on and as of the Closing, with the same force and effect as though such representations and warranties had been made on and as of the Closing.

(B)   Certificate. Assignee and ADK shall have delivered to Assignor a certificate, dated the Closing Date, duly executed by Assignee and ADK, certifying to the fulfillment of the conditions set forth in subparagraph (A) above.

(C)   Additional Documents. Assignee and ADK shall have furnished Assignor with such other duly executed documents reasonably required or appropriate to effectuate the purposes of this Agreement.

SECTION 14.   Foster Facilities. Affiliates of Assignor (the "Foster Operators") operate and manage those skilled nursing facilities set forth on Exhibit "J" attached hereto (the "Foster Facilities"). The Foster Facilities are owned by William M. Foster ("Foster") and leased to Triad Health Management of Georgia, LLC ("THM") and Triad Health Management of Georgia III, LLC ("THMIII"), affiliates of Assignor, pursuant to one or more lease agreements and subleased by THM and THMIII to the Foster Operators pursuant to one or more sublease agreements. It is the desire and intent of:

(A)   Assignor and its affiliates to wind down operations in Georgia and provide for the orderly transfer of the Facilities and the Foster Facilities to one or more successor operators, and

(B)   Assignee to assume, in its own name or in the name of an affiliate, the operation of the Foster Facilities and in connection therewith, Assignee intends to:

(i)   enter into one or more lease agreements with Foster whereby Assignee or its affiliate will lease the Foster Facilities; and

(ii)   enter into one or more operations transfer agreements (collectively, the "OTA") with THM, THM III and the Foster Operators whereby Assignee or its affiliate will assume responsibility for the operation of the Foster Facilities.

The parties have agreed to the immediate transfer of five (5) of the Foster Facilities which were the subject of certain proceedings in U.S. Bankruptcy Court, and to work in good faith to expedite the transfer of the remaining three (3) facilities, in any case on or before August 31, 2010, subject to obtaining all required court and third party consents, and subject to operations transfer agreements between affiliate or Assignor and Assignee.

SECTION 15.   **Deliveries at Closing.**

(A)   By Assignor. At Closing, Assignor shall deliver to Assignee, in consideration of payment to Assignor of the Closing Date Consideration, the following:

(i)   An assignment and assumption of the Lease in the form attached hereto as Exhibit "E" (the "Assignment");

(ii)   The Consulting Agreements (executed by Ashpes and Herbert) (if not previously executed and delivered on the Effective Date);

(iii)   The Bill of Sale; and

(iv)   The Assignment of Resident Agreements.

(B)   By Assignee and/or ADK (or Escrow Agent). At Closing, Assignee and/or ADK, as applicable, shall deliver (or direct the Escrow Agent to deliver) to Assignor:

(i)   The Assignment;

(ii)   The balance of the Cash Consideration;

(iii)   The Stock Consideration;

(iv)   The Note;

(v)   The Consulting Agreements (if not previously executed and delivered on the Effective Date); and

(vi)   The Assignment of Resident Agreements.

SECTION 16.   **Assignment.** Assignor may not assign any of its right, title, or interest in and to this Agreement without the written consent of the Assignee, not to be unreasonably withheld or delayed. Except for assignment to an affiliated entity, Assignee may not assign its right, title or interest in and to this Agreement without the consent of Assignor, not to be unreasonably withheld or delayed.

SECTION 17.   **Commissions and Fees.** Assignee hereby represents and warrants to Assignor that it has not dealt with any real estate agent, broker or finder in connection with this transaction and agrees to indemnify Assignor for all damages, costs and liability that may result from breach of this warranty and representation. Assignor hereby represents and warrants to Assignee that Assignor has not dealt with any real estate agent, broker or finder in connection with this transaction and agrees to indemnify Assignee for all damages, costs and liability that may result from breach of this warranty and representation.

SECTION 18.   Condemnation. Assignor represents that it has received no notice of any condemnation proceedings against the whole or any part of the Property. If prior to the Closing Date, all or a substantial portion of either the Real Property or the Facilities shall be condemned or taken by eminent domain by any competent authority for any public or quasi-public use or purpose, then, in such event, Assignee shall have the option to terminate this Agreement or close the transactions herein provided for. If Assignee shall elect pursuant to such option to terminate this Agreement, this Agreement shall be null and void and the Deposit shall be returned to Assignee. If, however, Assignee shall elect to close this transaction, then there shall be a reduction in the Cash Consideration equal to the amount of proceeds of any condemnation award, if any, to which Assignor is entitled to receive pursuant to the terms of the Lease.

SECTION 19.   Default. If either party defaults under this Agreement, the other party shall have all rights or remedies permitted in law or at equity, including, without limitation, the right to specific performance. Assignee shall have no right hereunder to terminate this Agreement. In addition, upon a failure of Assignee to proceed to closing by the Closing Date (as it may be extended pursuant to Section 10 hereof), for any reason other than a Default by Assignor, the Deposit shall be paid to Assignor. Before a party may declare a default hereunder, it shall give written notice to the other party specifying the failure of the other party under this Agreement and the other party shall have ten (10) business days from the receipt of such notice to cure such default.

SECTION 20.   Indemnification.

(A)   Assignor's Indemnification. Assignor will defend, indemnify and hold Assignee and ADK harmless against any and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any misrepresentation, breach of warranty, or non-fulfillment of any agreement or covenant contained in this Agreement; (b) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section; and (c) the operation of the Facilities prior to the Closing Date.

(B)   Assignee's and ADK's Indemnification. Assignee and ADK will defend, indemnify and hold Assignor harmless against any and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any misrepresentation, breach of warranty or non-fulfillment of any agreement or covenant contained in this Agreement; (b) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section; and (c) the operation of the Facilities on and after the Closing Date.

SECTION 21.   Notices. All notices provided for herein shall be made either by certified or registered mail and deposited in the U.S. Mail, postage prepaid, or by overnight delivery service, to the following addresses:

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19

To Assignor: c/o Triad Senior Living, LLC
10 Roswell Street, Suite 210
Alpharetta, Georgia 30009
Attn: Adam T. Ashpes

With a copy to: c/o Triad Senior Living, LLC
10 Roswell Street, Suite 210
Alpharetta, Georgia 30009
Attn: Ronald M. Herbert, Jr.

And: Gallagher Evelius & Jones LLP
218 North Charles Street, Suite 400
Baltimore, Maryland 21201
Attn: Thomas B. Lewis, Esquire
        Jack C. Tranter, Esquire

To ADK
or Assignee: c/o ADK Georgia, LLC
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 570
Atlanta, Georgia 30305
Attn: Chris Brogdon

With a copy to: Holt Ney Zatcoff & Wasserman, LLP
100 Galleria Parkway, Suite 600
Atlanta, Georgia 30339
Attn: Gregory P. Youra, Esq.

Any notices sent as provided herein shall be deemed delivered when actually received.

SECTION 22.   Miscellaneous.

(A)   This Agreement sets forth all promises, agreements, conditions, inducements and understanding between and among the parties and there are no promises, agreements, conditions, inducements, warranties, representations, oral or written, express or implied, between them, other than as herein set forth. This Agreement shall not be modified or amended in any manner except by an instrument in writing executed by the parties.

(B)   The headings contained in this Agreement are for convenience and reference only, and in no way modify, interpret or construe the meaning of the parties.

(C)   Except as otherwise set forth herein, all terms, agreements, covenants, conditions, representations, warranties and provisions herein made shall survive the Closing.

(D)   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same instrument.

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(E)   This Agreement shall be construed and enforced in accordance with the laws of the State of Georgia. If any provision of this Agreement is determined to be illegal or unenforceable, such determination shall not affect the remaining terms of this Agreement. If litigation is instituted based upon this Agreement, the prevailing party shall be entitled to recover all expenses, including reasonable attorney fees.

(F)   Each of the parties shall execute such other documents as may be reasonably necessary to carry out the intent as well as comply with the provisions of this Agreement.

(G)   This Agreement shall be binding upon and inure to the benefit of the respective parties and their heirs, executors, personal representatives, successors and assigns.

(H)   ADK unconditionally and irrevocably guarantees the payment and performance of all obligations of ADK and Assignee hereunder and under the Assignor Note and the Consulting Agreements.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth.

ASSIGNEE:

ADK GEORGIA, LLC,
a Georgia limited liability company

By: _____
    Name: Chris Brogdon
    Title: Manager

ADK:

ADCARE HEALTH SYSTEMS, INC.,
an Ohio corporation

By: _____
    Name: DAVID A. TENWICK
    Title: CHAIRMAN

[Signatures continue on following page.]













ASSIGNOR:

TRIAD HEALTH MANAGEMENT OF GEORGIA II, LLC,
a Georgia limited liability company

By: ______________________ PRES/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: ______________________ COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer

TRIAD AT PARKVIEW, LLC,
a Georgia limited liability company

By: ______________________ PRES/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: ______________________ COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer

TRIAD AT BONTERRA, LLC,
a Georgia limited liability company

By: ______________________ PRES/CEO
Name: Adam T. Ashpes
Title: President and CEO

By: ______________________ COO
Name: Ronald M. Herbert, Jr.
Title: Chief Operating Officer

EXHIBIT "A"

FACILITIES

	Name of Facility	Location of Facility	No. of Beds
1.	Bonterra Nursing Center	2801 Felton Drive East Point, Georgia 30344	118
2.	Parkview Manor Nursing and Rehabilitation Center	460 Auburn Avenue Atlanta, Georgia 30312	186

EXHIBIT "B"

SUBLEASES

1.   Sublease Agreement dated February 2008 by and between Triad Health Management of Georgia II, LLC and Triad at Parkview, LLC

2.   Sublease Agreement dated February 2008 by and between Triad Health Management of Georgia II, LLC and Triad at Bonterra, LLC

<u>EXHIBIT "C"</u>

<u>FORM OF NOTE</u>

Atlanta, Georgia
$500,000

July 31, 2010

<u>PROMISSORY NOTE</u>

FOR VALUE RECEIVED, the undersigned (the "Borrower"), jointly and severally, promise to pay to the order of **TRIAD HEALTH MANAGEMENT OF GEORGIA II, LLC**, a Georgia limited liability company (the "Payee"), at its office at 10 Roswell Street, Suite 210, Alpharetta, Georgia 3009 or at such other place as the holder of this Note may from time to time designate, the principal sum of Five Hundred Thousand Dollars ($500,000).

1.   <u>Repayment</u>. The entire outstanding Principal Sum shall be due and payable in full on August 1, 2011 (the "Maturity Date"). The failure by Borrower to repay all amounts due under this Note in full on or before the Maturity Date shall constitute a default by Borrower hereunder as to which no notice or cure period provisions shall apply.

2.   <u>Optional Prepayment</u>. The Borrower may prepay this Note in whole or in part at any time or from time to time without penalty.

3.   <u>Interest after Event of Default</u>. Notwithstanding anything to the contrary contained herein, from and after the occurrence of an Event of Default, whether or not all amounts due and payable hereunder are accelerated by the Payee, interest shall accrue on the entire outstanding Principal Sum of this Note at a rate (the "Default Rate") of ten percent (10%) per annum, compounded monthly from the date of such Event of Default until the entire outstanding balance of this Note has been paid in full. As used herein, "Event of Default" shall mean the failure of Borrower to pay any sum due under this Note within five (5) days after such payment was first due and payable, whether by demand or otherwise.

4.   <u>Acceleration Upon Default</u>. Upon an Event of Default, at the option of Payee, the unpaid principal and interest shall become immediately due and payable.

5.   <u>Jurisdiction and Venue</u>. In any action brought on this Note, the Borrower hereby consents to the exercise of personal jurisdiction over it by any state or federal court located in Atlanta, Georgia.

6.   <u>Waiver</u>. No waiver of any power, privilege, right or remedy (hereinafter collectively referred to as "Rights") hereunder shall be effective unless in writing. No delay on the part of the Payee in exercising any Rights hereunder, shall operate as a waiver thereof, and no single or partial exercise of any such Rights (including acceptance of late payments by the Payee) shall preclude other or further exercise thereof, or the exercise of any other Rights. Waiver by the Payee of any default by the Borrower, or any other party, shall not constitute a waiver of any subsequent defaults, but shall be restricted to the default so waived. All Rights of the Payee hereunder are irrevocable

and cumulative, and not alternative or exclusive, and shall be in addition to all Rights given hereunder or in or by any other instrument or any laws now existing or hereafter enacted.

7. <u>Notices</u>. Any notice, demand, request or other communication which the Payee or Borrower may be required to give hereunder shall be in writing, shall be effective and deemed received upon receipt, if by hand delivery, the following business day, when sent by overnight mail or the third business day after deposited in first class United States mail, postage prepaid, independent of the date of actual delivery or whether delivery is ever in fact made, as the case may be, provided the giver of notice can establish the fact that notice was given as provided herein. If notice is tendered pursuant to the provisions of this Section and is refused by the intended recipient thereof, the notice, nevertheless, shall be considered to have been given and shall be effective as of the date herein provided. Notices shall be addressed as follows, or to such other addresses as the parties may designate by like notice:

<u>If to Payee</u>:

c/o Triad Senior Living, LLC
10 Roswell Street, Suite 210
Alpharetta, Georgia 30009
Attention: Adam T. Ashpes
        and
        Ronald M. Herbert, Jr.

with a copy to:

Gallagher Evelius & Jones LLP
218 North Charles Street, Suite 400
Baltimore, Maryland 21201
Attention: Jack Tranter, Esquire

<u>If to Borrower</u>:

ADK Georgia, LLC
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 570
Atlanta, Georgia 30305
Attention: Chris Brogdon

with a copy to:

Holt Ney Zatcoff & Wasserman, LLP
100 Galleria Parkway, Suite 600
Atlanta, Georgia 30339
Attention: Gregory P. Youra, Esq.

8. <u>Choice of Law</u>. This Note shall be governed, construed and enforced in accordance with the laws of the State of Georgia.

9.   Assignment. This Note shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that the Borrower may not assign any of its rights, powers, duties or obligations hereunder without the Payee's prior written consent.

10.   Invalidity of Any Part. If any provision or part of any provision of this Note, or the application thereof to any facts or circumstances, shall for any reason be held invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions or the remaining part of any effective provisions of the Note, or the application of any provisions hereof to other facts or circumstances, and this Note shall be construed as if such invalid, illegal, or unenforceable provision or part thereof had never been contained herein, but only to the extent of its invalidity, illegality, or unenforceability.

11.   Costs of Collection and Cure. In the event of any default on the part of the Borrower under this Note, the Borrower shall pay any and all reasonable out-of-pocket costs, including without limitation all reasonable attorneys' fees and court costs, incurred by the Payee in connection with the cure of such default and the evaluation of its rights and remedies hereunder and actions taken by or on behalf of the Payee with a view to enforcing the provisions of this Note, whether through the institution of legal proceedings or otherwise. All such amounts shall bear interest at the Default Rate from the date paid by the Payee until payment is made by the Borrower to the Payee.

12.   Amendments and Waivers. Neither this Note nor any of the terms hereof may be terminated, amended, supplemented, waived, discharged or modified orally, or by any act or failure to act on the part of the Borrower or the Payee, but only by an instrument in writing executed by the party against which enforcement of the termination, amendment, supplement, waiver, discharge or modification is sought.

13.   WAIVER OF JURY TRIAL. BORROWER AND PAYEE EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND PAYEE THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

14.   Joint and Several. If there is more than one Borrower, each of them shall be jointly and severally liable for all amounts which become due under this Note and the term "Borrower" shall include each of them as well as all of them.

15.   Right to Offset. Notwithstanding any provision hereof, Borrower shall have the right to offset the amount of any Reimbursement Obligations (as defined in the "OTA", as defined in Section 14 of Assignment and Transfer Agreement of even date herewith) due and owing from Assignor against any amounts due Payee under this Note.

[Signatures appear on following page.]

IN WITNESS WHEREOF, and intending to be legally bound, the undersigned has executed this Note under seal on the date first written above.

WITNESS:

BORROWER:

ADK GEORGIA, LLC,
a Georgia limited liability company

_____

By:_____
    Name: Chris Brogdon
    Title: Manager

ADCARE HEALTH SYSTEMS, INC.,
an Ohio corporation

_____

By:_____
    Name: _____
    Title: _____

EXHIBIT "D"

FORM OF CONSULTING AGREEMENT

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this "Agreement") is made as of this 31st day of July, 2010 (the "Effective Date"), by and between **ADCARE HEALTH SYSTEMS, INC.,** an Ohio corporation ("ADK"), and _____, a resident of the State of _____ ("Consultant").

RECITALS

WHEREAS, pursuant to the terms and conditions of that certain Assignment and Transfer Agreement dated as of July 31, 2010 (the "Transfer Agreement"), by and among ADK, ADK Georgia, LLC, an affiliate of ADK ("Assignee"), Triad Health Management of Georgia II, LLC ("THII"), Triad at Parkview, LLC ("TP"), and Triad at Bonterra, LLC ("TB"; and together with THII and TP, "Assignor"), Assignor agreed to assign certain assets of Assignor to Assignee and transferred two skilled nursing facilities (the "Facilities") to Assignee;

WHEREAS, Consultant is a principal of Assignor and its affiliates and is experienced in the operation and management of skilled nursing facilities, including, without limitation the Facilities;

WHEREAS, ADK is in the business of managing and operating senior living communities, including skilled nursing facilities;

WHEREAS, ADK desires to engage Consultant as a consultant to advise ADK on certain operational and administrative matters with respect to the operation and management of skilled nursing facilities, including the Facilities, operated or managed by ADK or its affiliates and Consultant is willing to accept such engagement upon the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein and for other good and valuable consideration, the parties hereto agree as follows:

1. Engagement. ADK hereby engages Consultant to provide counsel and guidance with respect to various operational and administrative matters in connection with the operation of skilled nursing facilities operated or managed by ADK (the "Consulting Services") and Consultant agrees to provide such Consulting Services at locations to be mutually agreed upon by ADK and Consultant during normal business hours for no more than an average of 20 hours per month, calculated on an annual basis. The parties hereto acknowledge and agree that Consultant has other business interests and will be engaging in those interests during the Term (as defined in Section 2 below) of this Agreement.

2.   Term. Unless this Agreement is terminated in accordance with the provisions of Section 4, the term (the "Term") of this Agreement shall be for three (3) years, commencing on September 1, 2010 and ending on the date that is three (3) years from the Effective Date (the "Termination Date").

3.   Compensation.

(a)   As compensation for the Consulting Services rendered by Consultant during the Term of this Agreement, from the Effective Date through the Termination Date, ADK shall pay to Consultant, in cash, a monthly fee in the amount of Twenty Thousand Eight Hundred Thirty Three and 33/100 Dollars ($20,833.33) per month (the "Consulting Fee"). Each payment of the Consulting Fee shall be made on the first day of the month. In the event that the Effective Date and/or the Termination Date of this Agreement is on a date other than the first and/or last day of a month, the Consulting Fee for any such month shall be prorated based on the number of days in such month this Agreement was in effect. Provided that this Agreement has not been previously terminated under Section 4 and remains in full force and effect at the time of Consultant's death, then, in the event of Consultant's death prior to the expiration of the Term, the Consultant's heirs or estate shall be paid the Consulting Fee from the date of death through the Termination Date.

(b)   In addition to the Consulting Fee, ADK shall (A) provide at its expense but at the sole option of Consultant either (i) family health insurance covering Consultant and his family under health insurance policies offered by ADK to other executive level management employees of ADK or (ii) pay to Consultant on a quarterly basis an amount equal to the premium ADK would have paid to provide the family health insurance set forth in (A) in which event Consultant shall obtain its own health insurance and Consultant shall be responsible for the payment of any premium with respect to such insurance in excess of the premium contribution paid by ADK (the "Health Insurance Benefit") and (B) reimburse Consultant for reasonable out-of-pocket expenses approved in advance and incurred by Consultant in the performance of the Consulting Services required by ADK hereunder (including travel expenses), provided that such expenses are appropriately documented and further provided that any reasonable expense incurred at the direct request shall be deemed approved. Provided that this Agreement has not been previously terminated under Section 4 and remains in full force and effect at the time of Consultant's death, then, in the event of Consultant's death prior to the expiration of the Term, ADK shall continue to provide the Health Insurance Benefit to Consultant's surviving spouse and eligible children until the Termination Date.

4.   Termination. This Agreement shall remain in full force and effect until the Termination Date. Notwithstanding the preceding sentence, if Consultant is convicted of a felony or pleads *nolo contendre* to a felony charge, ADK may terminate this Agreement by delivering a written notice of termination to Consultant in accordance with Section 5(m) at least thirty (30) days prior to the date of such termination and, on the effective date of such termination, ADK shall pay to Consultant any Consulting Fee pro-rated to the date of termination.

5. General Provisions.

(a) Relationship. The relationship created hereby between ADK and Consultant shall be an independent contractor relationship. Consultant shall be responsible for the payment of all of his own taxes with respect to the performance of the Consulting Services, including federal and state income taxes, social security tax and any other taxes or fees as are required by law or regulation to be paid by him. Nothing contained in this Agreement shall be construed as creating an employment relationship, nor shall anything contained in this Agreement be construed to create a partnership or joint venture.

(b) Amendment. This Agreement shall not be modified or amended except by a written document signed by both ADK and Consultant, which document must specifically state this it is intended as an amendment to this Agreement.

(c) Remedies. Except as expressly provided to the contrary herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations, or remedies otherwise available under applicable law or in equity, including without limitation, specific performance and injunctive relief.

(d) Entire Agreement. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof, and there are no agreements, representations or warranties not herein set forth.

(e) Successors and Assigns; Third-Party Beneficiaries. No party hereto may assign its rights or interest under this Agreement without the prior written consent of the other party. This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective heirs, beneficiaries and permitted successors and assigns. Except as expressly set forth herein, no person not a party hereto shall have any rights hereunder, it being the intent of the parties hereto that there shall be no third-party beneficiaries.

(f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

(g) Waiver. The waiver of either party hereto of a breach of any provision of this Agreement must be in writing to be binding and such waiver shall not operate or be construed as a waiver of any subsequent breach by either party.

(h) Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal, substantive laws of the State of Georgia, without giving effect to the conflict of laws rules thereof. Any action to enforce this Agreement must be commenced only in a Federal or state court of competent jurisdiction within the State of Georgia or in the state in which the Consultant resides and all parties to this Agreement agree to jurisdiction in such court.

(i) Further Assurances. ADK and Consultant agree to sign and deliver all documents, instruments, amendments, which may be deemed reasonably necessary to carry out the intent and the agreements contemplated by this Agreement.

(j)   Headings. The article and section headings contained in this Agreement are inserted for convenience only and shall not effect, in way, the meaning or interpretation of this Agreement.

(k)   Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

(l)   Business Associate. If Consultant, in connection with its provision of Consulting Services to ADK under this Agreement, constitutes a Business Associate (as defined in the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and/or its implementing privacy regulations at 45 C.F.R. Parts 160-164 (the "HIPAA Privacy Rule") and uses Protected Health Information (as defined in HIPAA and the HIPAA Privacy Rule) that has been generated or entrusted to ADK or its affiliates, then the terms of Exhibit A shall apply with respect to Consultant's provision of the Consulting Services to ADK under this Agreement

(m)   Notices. All notices or other written communications hereunder shall be deemed to have been properly given if in writing and (a) upon delivery, if delivered in person, or (b) one (1) Business Day after having been deposited for overnight delivery with any reputable overnight courier service addressed as follows:

If to Consultant:

_____
_____
_____

with a copy to:

Gallagher Evelius & Jones LLP
218 North Charles Street, Suite 400
Baltimore, Maryland 21201
Attention: Jack Tranter, Esquire

If to ADK:

AdCare Health Systems, Inc.
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 570
Atlanta, Georgia 30305
Attention: Chris Brogdon

with a copy to:

Holt Ney Zatcoff & Wasserman, LLP
100 Galleria Parkway, Suite 600
Atlanta, Georgia 30339
Attn: Gregory P. Youra, Esq.

or addressed as such party may from time to time designate by written notice to the other parties. For purposes of this paragraph, the term "Business Day" shall mean a day on which commercial banks are not authorized or required by law to close in Atlanta, Georgia.

[Signatures appear on following page.]

IN WITNESS WHEREOF, this Agreement is executed by ADK and Consultant as of the day and year first written above.

WITNESS: ADK:

                                                      ADCARE HEALTH SYSTEMS, INC.,
                                                      an Ohio corporation

_____   By:_____
                                                   Name: _____
                                                   Title: _____

                                                      CONSULTANT:

_____   _____
                                              Name: _____

EXHIBIT A

BUSINESS ASSOCIATE ADDENDUM

I.   Purpose.

In order to disclose certain information to Consultant under this Addendum, some of which may constitute Protected Health Information (defined below), Consultant and ADK mutually agree to comply with the terms of this Addendum for the purpose of satisfying the requirements of HIPAA and the HIPAA Privacy Rule. These provisions shall apply to Consultant to the extent that Consultant is considered a "Business Associate" under the HIPAA Privacy Rule and all references in this section to Business Associates shall refer to Consultant. Capitalized terms not otherwise defined herein shall have the meaning assigned in the Agreement. Notwithstanding anything else to the contrary in the Agreement, in the event of a conflict between this Addendum and the Agreement, the terms of this Addendum shall prevail.

II.   Permitted Uses and Disclosures.

A.   Business Associate agrees to use or disclose Protected Health Information ("PHI") that it creates for or receives from ADK or its affiliates only as follows. The capitalized term "Protected Health Information or PHI" has the meaning set forth in 45 C.F.R. Section 164.501, as amended from time to time. Generally, this term means individually identifiable health information including, without limitation, all information, data and materials, including, without limitation, demographic, medical and financial information, that relates to the past, present, or future physical or mental health or condition of an individual; the provision of health care to an individual; or the past present, or future payment for the provision of health care to an individual; and that identifies the individual or with respect to which there is a reasonable basis to believe the information can be used to identify the individual. This definition shall include any demographic information concerning members and participants in, and applicants for, health benefit plans of the ADK or its affiliates. All other terms used in this Addendum shall have the meanings set forth in the applicable definitions under the HIPAA Privacy Rule.

B.   Functions and Activities on Behalf of ADK or its Affiliates. Business Associate is permitted to use and disclose PHI it creates for or receives from ADK or its affiliates only for the purposes described in this Addendum or the Agreement that are not inconsistent with the provisions of this Addendum, or as required by law, or following receipt of prior written approval from ADK or its affiliates. In addition to these specific requirements below, Business Associate may use or disclose PHI only in a manner that would not violate the HIPAA Privacy Rule if done by ADK or its affiliates.

C.   Business Associate's Operations. Business Associate is permitted by this Agreement to use PHI it creates for or receives from ADK or its affiliates: (i) if such use is reasonably necessary for Business Associate's proper management and administration and (ii) is reasonably necessary to carry out Business Associate's legal responsibilities. Business Associate is permitted to disclose PHI it creates for or receives from ADK or its affiliates for the purposes identified in this Section only if the following conditions are met:

1. The disclosure is required by law; or

2. The disclosure is permitted under applicable law and reasonably necessary to Business Associate's proper management and administration, and Business Associate obtains reasonable assurances in writing from any person or organization to which Business Associate will disclose such PHI that the person or organization will:

   (a) Hold such PHI as confidential and use or further disclose it only for the purpose for which Business Associate disclosed it to the person or organization or as required by law; and

   (b) Notify Business Associate (who will in turn promptly notify ADK) of any instance of which the person or organization becomes aware in which the confidentiality of such PHI was breached.

D. <u>Minimum Necessary Standard</u>. In performing the functions and activities on behalf of ADK or its affiliates pursuant to the Agreement, Business Associate agrees to use, disclose or request only the minimum necessary PHI to accomplish the purpose of the use, disclosure or request. Business Associate must have in place policies and procedures that limit the PHI disclosed to meet this minimum necessary standard.

E. <u>Prohibition on Unauthorized Use or Disclosure</u>. Business Associate will neither use nor disclose PHI it creates or receives for or from ADK or its affiliates, except as permitted or required by this Addendum or the Agreement that are not inconsistent with the provisions of this Addendum and are permitted under applicable law, or as required by law, or following receipt of print written approval from ADK or its affiliates.

F. <u>De-identification of Information</u>. Business Associate agrees neither to de-identify PHI it creates for or receives from ADK or its affiliates, nor use or disclose such de-identified PHI, unless such de-identification is expressly permitted under the terms and conditions of this Addendum or the Agreement and related to ADK or its affiliates' activities for purposes of "treatment", "payment" or "health care operations", as those terms are defined under the HIPAA Privacy Rule. De-identification of PHI, other than as expressly permitted under the terms and conditions of this Addendum for Business Associate to perform services for ADK or its affiliates, is not a permitted use of PHI under this Addendum. Business Associate further agrees that it will not create a "Limited Data Set" as defined by the HIPAA Privacy Rule using PHI it creates or receives from ADK or its affiliates, nor use or disclose such Limited Data Set unless: (i) such creation, use or disclosure is expressly permitted under the terms and conditions of this Addendum or the Agreement that are not inconsistent with the provisions of this Addendum; and (ii) such creation, use or disclosure is for services provided by Business Associate that relate to ADK's or its affiliates' activities for purposes of "treatment", "payment" or "health care operations", as those terms are defined under the HIPAA Privacy Rule.

G.   Information/Security Safeguards. Business Associate will develop, document, implement, maintain and use appropriate administrative, technical and physical safeguards to preserve the integrity and confidentiality of and to prevent non-permitted use or disclosure of PHI created for or received from ADK or its affiliates. These safeguards must be appropriate to the size and complexity of Business Associate's operations and the nature and scope of its activities. Business Associate agrees that these safeguards will meet any applicable requirements set forth by the U.S. Department of Health and Human Services, including any requirements set forth in the final HIPAA security standards for the protection of electronic PHI set forth at 45 CFR Part 164, Subpart C, as amended from time to time. The term "electronic protected health information or electronic PHI" has the meaning set forth in 45 C.F.R. Section 164.501, as amended from time to time. Business Associate shall ensure that any agent, including a subcontractor, to whom it provides electronic protected health information that Business Associate creates, receives, maintains, or transmits on behalf of ADK or its affiliates agree in writing to implement reasonable and appropriate safeguards to protect such information. Business Associate agrees to mitigate, to the extent practicable, any harmful effect that is known to Business Associate resulting from a use or disclosure of PHI or electronic PHI by Business Associate in violation of the requirements of this Addendum.

III.   Conducting Standard Transactions.

In the course of performing services for ADK or its affiliates, to the extent that Business Associate will conduct Standard Transactions (as defined below) for or on behalf of ADK or its affiliates, Business Associate will comply, and will require any subcontractor or agent involved with the conduct of such Standard Transactions to comply, with each applicable requirement of 45 C.F.R. Part 162. "Standard Transaction(s)" shall mean a transaction that complies with the standards set forth at 45 C.F.R. parts 160 and 162. Further, Business Associate will not enter into any trading partner agreement in connection with the conduct of Standard Transactions for or on behalf of ADK or its affiliates that:

A.   Changes the definition, data condition, or use of a data element or segment in a Standard Transaction;

B.   Adds any data element or segment to the maximum defined data set;

C.   Uses any code or data element that is marked "not used" in the Standard Transaction's implementation specification or is not in the Standard Transaction's implementation specification; or

D.   Changes the meaning or intent of the Standard Transaction's implementation specification.

IV.   Sub-Contractors, Agents or Other Representatives.

Business Associate will require any of its subcontractors, agents or other representatives to which Business Associate is permitted by this Addendum or the Agreement (or is otherwise given by ADK's or its affiliates' prior written approval) to disclose any of the PHI Business

Associate creates or receives for or from ADK or its affiliates, to provide reasonable assurances in writing that subcontractor or agent will comply with the same restrictions and conditions that apply to the Business Associate under the terms and conditions of this Addendum with respect to such PHI.

V.   Protected Health Information Access, Amendment and Disclosure Accounting.

A.   Access. Business Associate will promptly upon the request of ADK or its affiliates make available to ADK or its affiliates, or, at the direction of ADK or its affiliates, to the individual (or the individual's personal representative) for inspection and obtaining copies any PHI about the individual which Business Associate created for or received from ADK or its affiliates and that is in Business Associate's custody or control, so that ADK or its affiliates may meet its access obligations under 45 Code of Federal Regulations § 164.524.

B.   Amendment. Upon the request of ADK or its affiliates, Business Associate will promptly amend or permit ADK or its affiliates access to amend any portion of the PHI which Business Associate created for or received from ADK or its affiliates, and incorporate any amendments to such PHI, so that ADK or its affiliates may meet its amendment obligations under 45 Code of Federal Regulations § 164.526.

C.   Disclosure Accounting. So that ADK or its affiliates may meet its disclosure accounting obligations under 45 Code of Federal Regulations § 164.528:

1.   Disclosure Tracking. Business Associate will record for each disclosure, not excepted from disclosure accounting under Section V.C.2 below, that Business Associate makes to ADK or its affiliates of PHI that Business Associate creates for or receives from ADK or its affiliates, (i) the disclosure date, (ii) the name and member or other policy identification number of the person about whom the disclosure is made, (iii) the name and (if known) address of the person or entity to whom Business Associate made the disclosure, (iv) a brief description of the PHI disclosed, and (v) a brief statement of the purpose of the disclosure (items i-v, collectively, the "disclosure information"). For repetitive disclosures Business Associate makes to the same person or entity (including ADK or its affiliates) for a single purpose, Business Associate may provide (a) the disclosure information for the first of these repetitive disclosures, (b) the frequency, periodicity or number of these repetitive disclosures and (c) the date of the last of these repetitive disclosures. Business Associate will make this disclosure information available to ADK or its affiliates promptly upon ADK or its affiliates' request.

2.   Exceptions from Disclosure Tracking. Business Associate need not record disclosure information or otherwise account for disclosures of PHI that this Addendum or ADK or its affiliates in writing permits or requires (i) for the purpose of treatment activities or the ADK or its affiliates' payment activities, or health care operations, (ii) to the individual who is the subject of the PHI disclosed or to that individual's personal representative, (iii) to persons involved in that individual's health care or payment for health care, (iv) for notification for disaster relief purposes, (v) for national security or intelligence purposes, (vi) to law enforcement officials or correctional institutions regarding inmates, (vii) pursuant to an authorization,

#397703v14
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(viii) for disclosures of certain PHI made as part of a Limited Data Set, (ix) for certain incidental disclosures that may occur where reasonable safeguards have been implemented.

3. Disclosure Tracking Time Periods. Business Associate must have available for ADK or its affiliates the disclosure information required by this Section for the six (6) years preceding their request for the disclosure information.

VI. Additional Business Associate Provisions.

A. Reporting of Breach of Privacy Obligations. Business Associate will provide written notice to ADK or its affiliates of any use or disclosure of PHI that is neither permitted by this Addendum nor given prior written approval by ADK or its affiliates promptly after Business Associate learns of such non-permitted use or disclosure. Business Associate's report will at least:

1. Identify the nature of the non-permitted use or disclosure;

2. Identify the PHI used or disclosed;

3. Identify who made the non-permitted use or received the non-permitted disclosure;

4. Identify what corrective action Business Associate took or will take to prevent further non-permitted uses or disclosures;

5. Identify what Business Associate did or will do to mitigate any deleterious effect of the non-permitted use or disclosure; and

6. Provide such other information, including a written report, as ADK or its affiliates may reasonably request.

B. Reporting of Breach of Security Obligations. Business Associate shall report to ADK or its affiliates any security incident of which it becomes aware. For purposes of this Agreement, the term "security incident" means the attempted or successful access, use, disclosure, modification or destruction of electronic PHI to which this Addendum applies or interference with system operations in any information system of ADK or its affiliates, Business Associate or any subcontractor or agent of Business Associate.

C. Amendment. Upon the effective date of any final regulation or amendment to final regulations promulgated by the U.S. Department of Health and Human Services with respect to PHI, including, but not limited to the HIPAA privacy and security regulations, this Addendum and the Agreement will automatically be amended so that the obligations they impose on Business Associate remain in compliance with these regulations.

In addition, to the extent that new state or federal law requires changes to Business Associate's obligations under this Addendum, this Addendum shall automatically be amended to include such additional obligations, upon notice by ADK or its affiliates to Business Associate of such obligations. Business Associate's continued performance of services under the Agreement shall be deemed acceptance of these additional obligations.

D.   <u>Audit and Review of Policies and Procedures</u>. Business Associate agrees to provide, upon reasonable request by ADK or its affiliates, access to and copies of any policies and procedures developed or utilized by Business Associate regarding the protection of PHI. Business Associate agrees to provide, upon such request, access to Business Associate's internal practices, books, and records, as they relate to Business Associate's services, duties and obligations set forth in this Addendum and the Agreement(s) under which Business Associate provides services and products to or on behalf of ADK or its affiliates, for purposes of their review of such internal practices, books, and records.

E.   <u>Termination</u>.

1.   <u>Termination for Cause</u>. Upon ADK or its affiliates' knowledge of a material breach by Business Associate of the provisions of this Addendum, ADK or its affiliates shall provide written notice thereof to Business Associate setting forth with particularity the nature of such breach and provide an opportunity for Business Associate to cure the breach or end the violation. If Business Associate does not so cure the breach or end the violation within 60 days after written notice thereof (or such longer period, if such cure cannot be reasonably effected within such time and Business Associate is proceeding diligently to effect such cure) is received by Business Associate, ADK or its affiliates may terminate this Addendum.

2.   <u>Effect of Termination</u>. The provisions of this subsection (2) shall survive the termination of this Addendum.

(a)   Except as provided in paragraph b of this subsection (2), upon termination of this Addendum for any reason, Business Associate shall return or destroy all PHI that Business Associate then retains in any form. Business Associate shall retain no copies of the PHI, except as necessary for its own administrative or management functions or procedures and appropriate safeguards are followed to protect the confidentiality thereof.

(b)   In the event that Business Associate determines that returning or destroying the PHI is not feasible, Business Associate shall provide to ADK or its affiliates notification of the conditions that make return or destruction not feasible and Business Associate shall use reasonable procedures to extend the protections of this Addendum to such PHI to those purposes that make the return or destruction not feasible, for so long as Business Associate maintains such PHI.

EXHIBIT "E"

FORM OF ASSIGNMENT

[TO BE AGREED UPON BY ASSIGNOR, ASSIGNEE AND OMEGA]

EXHIBIT "F"

ESCROW AGREEMENT

GREGORY D. HUGHES ("Escrow Agent") agrees to hold in escrow pursuant to this Agreement, (i) the promissory note in the amount of Five Hundred Thousand Dollars ($500,000), and (ii) the initial sum of One Million Dollars ($1,000,000) (which amount, together with any additional sums to be deposited pursuant to the Agreement and the interest earned hereon, is herein referred to as the "Deposit") to be deposited by **ADK GEORGIA, LLC**, a Georgia limited liability company ("Assignee") pursuant to a certain Assignment Agreement dated as of July 31, 2010 (the "Agreement"), between Assignee and **ADCARE HEALTH SYSTEMS INC.**, an Ohio corporation, **TRIAD HEALTH MANAGEMENT OF GEORGIA II, LLC**, a Georgia limited liability company ("TMII"), **TRIAD AT PARKVIEW, LLC**, a Georgia limited liability company ("TP"), and **TRIAD AT BONTERRA, LLC**, a Georgia limited liability company ("TB") (TMII, TP and TB are sometimes referred to herein collectively as "Assignor"), the provisions of which (including, without limitation, the defined terms) are hereby incorporated herein by reference.

The parties hereto agree as follows:

1.   Escrow Agent shall, immediately upon receipt of the Deposit or any portion thereof, deposit the cash portion in a non-interest bearing, attorney escrow account with a federally insured bank or savings and loan association.

2.   The Deposit shall be held by Escrow Agent until the earlier of (i) the Closing, or (ii) such time as Assignor or Assignee may be entitled to the Deposit in accordance with the Agreement and this Agreement, at which time Escrow Agent shall remit the Deposit to the party entitled thereto in accordance with the Agreement and this Agreement. The Deposit shall be released or delivered to the party entitled thereto pursuant to the Agreement with reasonable promptness after Escrow Agent shall have received notice:

   (a)   from Assignor and Assignee authorizing release of the Deposit, or

   (b)   from Assignor authorizing the return of the Deposit to Assignee; or

   (c)   of the occurrence of either of the following events:

      (i)   the Closing, at which time the Deposit shall be paid to Assignor and applied to the Cash Consideration; or

      (ii)   the receipt by Escrow Agent of a written notice from either Assignor or Assignee stating that an event has occurred under the Agreement entitling the party delivering such notice to the Deposit, whereupon Escrow Agent shall deliver written notice (the "Default Notice") thereof to the other party and, unless such other party shall have delivered a written notice of objection to Escrow Agent within ten (10) days following receipt by such other party of the Default Notice, Escrow Agent shall deliver the Deposit to the party initially requesting the Deposit.

3.   (a)   Escrow Agent is to be considered as a depository only, shall not be deemed to be a party to any document other than this Escrow Agreement, and shall not be responsible or liable in any manner whatsoever for the sufficiency, manner of execution, or validity of any written instructions, certificates or any other documents received by it, nor as to the identity, authority or rights of any persons executing the same. Escrow Agent shall be entitled to rely at all times on instructions given by Assignor and/or Assignee, as the case may be and as required hereunder, without any necessity of verifying the authority therefor. Notices given by Gregory P. Youra, Esquire of Holt Ney Zatcoff & Wasserman, LLP, 100 Galleria Parkway, Suite 600, Atlanta, Georgia 30339 as counsel to and on behalf of Assignee, shall be deemed given by Assignee. Notices given by Jack C. Tranter, Esquire or Martha L. Hylton, Esquire of Gallagher Evelius & Jones LLP, as counsel to and on behalf of Assignor, shall be deemed given by Assignor.

(b)   Escrow Agent shall not at any time be held liable for actions taken or omitted to be taken in good faith and without gross negligence. Assignor and Assignee agree to save and hold Escrow Agent harmless and indemnify Escrow Agent from any loss and from any claims or demands arising out of its actions hereunder other than any claims or demands arising from Escrow Agent's gross negligence or willful misconduct.

(c)   It is further understood by Assignor and Assignee that if, as a result of any disagreement between them or adverse demands and claims being made by any of them upon Escrow Agent, or if Escrow Agent otherwise shall become involved in litigation with respect to the Agreement or this Escrow Agreement, or if Escrow Agent shall determine in good faith that there may be an issue of fact or law as to the delivery of the Deposit, Escrow Agent may deposit the Deposit with a court of competent jurisdiction and/or in accordance with the order of a court of competent jurisdiction and in any such event, Assignor and Assignee agree that they, jointly and severally, are and shall be liable to Escrow Agent and shall reimburse Escrow Agent on demand for all reasonable and customary costs, expenses and reasonable counsel fees it shall incur or be compelled to pay by reason of any such litigation. Assignor and Assignee agree between themselves that each shall be responsible to advance one-half (1/2) of all amounts due Escrow Agent pursuant to this Escrow Agreement, provided that any such advance by Assignor or Assignee as a result of any dispute or litigation between them shall be without prejudice to its right to recover such amount as damages from the breaching party.

(d)   In taking or omitting to take any action whatsoever hereunder, Escrow Agent shall be protected in relying upon any notice, paper, or other document believed by it to be genuine, or upon evidence deemed by it to be sufficient, and in no event shall Escrow Agent be liable hereunder for any act performed or omitted to be performed by it hereunder in the absence of negligence or bad faith. Escrow Agent may consult with counsel in connection with its duties hereunder and shall be fully protected in any act taken, suffered or permitted by it in good faith and without negligence in accordance with the advice of such counsel.

4.   Upon the satisfaction of the mutual obligations of the parties hereunder, Escrow Agent shall promptly submit for recording or filing, as applicable, all appropriate instruments delivered to it at the Closing.

#397703v14
011397-0032

5.   Escrow Agent shall have no right or obligation to approve any amendment to the Agreement unless such amendment purports to affect the Escrow Agent's rights or obligations hereunder.

6.   Assignor shall not be responsible for any costs and fees due to Escrow Agent, if any, in connection with any matter, including, without limitation, any title search or examination fees, except in connection with Escrow Agent's duties, as escrow agent, hereunder.

7.   This Escrow Agreement shall be governed by the laws of the State of Georgia.

8.   This Escrow Agreement may be executed in counterparts.

Escrow Agent represents that its wire transfer instructions are as follows:

Wire to: Columbus Bank & Trust Company
                   1695 Whittlesey Road
                   Columbus, GA 31904
                   ABA #061100606

For Further Credit to:
                   Bank of North Georgia
                   10446 Alpharetta Highway
                   Roswell, GA 30075
                   ABA #261170290

Beneficiary: Gregory D. Hughes, Escrow Account
                   Hughes and White
                   Shadowood Office Park
                   2110 Powers Ferry Road, Suite 440
                   Atlanta, GA 30339
                   Account #100040328

[Signatures appear on following pages.]

IN WITNESS WHEREOF, Assignee, Assignor and Escrow Agent, for valuable consideration, each intending to be legally bound and to bind their respective successors and assigns, have caused this Escrow Agreement to be executed and delivered as of July _____, 2010.

WITNESS:

ASSIGNEE:

ADK GEORGIA, LLC,
a Georgia limited liability company

_____

By:_____
    Name: Chris Brogdon
    Title: Manager

WITNESS:

ADK:

ADCARE HEALTH SYSTEMS, INC.,
an Ohio corporation

_____

By:_____
    Name: _____
    Title: _____

[Signatures continue on following page.]

WITNESS:

ASSIGNOR:

TRIAD HEALTH MANAGEMENT OF GEORGIA II, LLC,
a Georgia limited liability company

_____

By:_____
    Name: Adam T. Ashpes
    Title: President and CEO

_____

By:_____
    Name: Ronald M. Herbert, Jr.
    Title: Chief Operating Officer

TRIAD AT PARKVIEW, LLC,
a Georgia limited liability company

_____

By:_____
    Name: Adam T. Ashpes
    Title: President and CEO

_____

By:_____
    Name: Ronald M. Herbert, Jr.
    Title: Chief Operating Officer

TRIAD AT BONTERRA, LLC,
a Georgia limited liability company

_____

By:_____
    Name: Adam T. Ashpes
    Title: President and CEO

_____

By:_____
    Name: Ronald M. Herbert, Jr.
    Title: Chief Operating Officer

ESCROW AGENT:

HUGHES AND WHITE

By:_____
    Name: Gregory D. Hughes
    Title: _____

EXHIBIT "G"

LIST OF ASSIGNOR CONTRACTS

I. Parkview

1. Medical Director Agreement with Miles D. Johnson, M.D.

2. Pest Control Service Program and Contract with Tibbits Exterminating Co.

3. Quality Maintenance Program Agreement with Vertical Systems Incorporated.

4. Fire Maintenance Agreement with International Fire Protection, Inc.

5. Inspection Agreement Contract with Atlanta Sprinkler Inspection and Maintenance Company.

6. Service Agreement with BOCA Industries.

7. Memorandum of Agreement RE: Georgia Crime Information Center Background Checks for Prospective Employees with the City of Chamblee Police Department.

8. Lease Agreement with Pitney Bowes.

9. Pharmaceutical Services Agreement with Pharmerica (successor to KPS East, Inc. d/b/a Kindred Pharmacy Services). [NEED LINK BETWEEN KPS AND PHARMERICA]

10. Therapy Services Agreement with Enduracare Therapy Management, Inc.

II. Bonterra

1. Medical Director Agreement with Charles Clopton, M.D.

2. Pest Control Service Program and Contract with Tibbits Exterminating Co.

3. Landscape Maintenance Agreement with Ruff Property Management.

4. Mobile X-Ray and EKG Services Agreement with Pri X-Ray, L.L.C.

5. Contractual Agreement RE: Beauty and Barber Services with Sylvia Footman.

6. Dietitian Services Agreement with Georgia Nutrition Consulting, Inc.

7. Background Check Agreement with Cornelia Police Department.

8. Therapy Services Agreement with Enduracare Therapy Management, Inc.

9.   Pharmaceutical Services Agreement with Pharmerica (successor to KPS East, Inc. d/b/a Kindred Pharmacy Services).

#397703v14
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ASSIGNMENT AND ASSUMPTION OF RESIDENT AGREEMENTS

THIS ASSIGNMENT AND ASSUMPTION OF RESIDENT AGREEMENTS (this "Assignment") is made this _____ day of _____, 2010 (the "Effective Date"), by and among **ADK GEORGIA, LLC**, a Georgia limited liability company or its designee ("Assignee"), **TRIAD HEALTH MANAGEMENT OF GEORGIA II, LLC**, a Georgia limited liability company ("TMII"), **TRIAD AT PARKVIEW, LLC**, a Georgia limited liability company ("TP"), and **TRIAD AT BONTERRA, LLC**, a Georgia limited liability company ("TB") (TMII, TP and TB are sometimes referred to herein collectively as "Assignor").

RECITALS

A.   Assignor presently holds all of the landlord's interest under those certain resident agreements more particularly described on Exhibit "A" to this Assignment (collectively the "Resident Agreements"), with respect to those certain skilled nursing facilities located at (i) 2801 Felton Drive, East Point, Georgia 30344 and known as "Bonterra Nursing Center", and (ii) 460 Auburn Avenue, Atlanta, Georgia 30312 and known as "Parkview Manor Nursing and Rehabilitation Center".

B.   Assignor desires to assign to Assignee and Assignee desires to acquire Assignor's interest in and to the Resident Agreements.

FOR VALUABLE CONSIDERATION it is agreed as follows:

1.   **Assignment.** As of the Effective Date, Assignor conveys and assigns to Assignee, subject to the provisions of the Resident Agreements, all of Assignor's right, title and interest in and to the Resident Agreements. Assignor hereby covenants and agrees to indemnify, defend (with legal counsel reasonably acceptable to Assignee) and hold Assignee harmless for, from and against any actions, suits, proceedings or claims, and all costs and expenses (including without limitation reasonable attorneys' fees) incurred in connection therewith, based upon or arising out of any breach or alleged breach of the Resident Agreements occurring or accruing prior to the Effective Date or arising from or connected with any act, omission to act or other conduct of Assignor under or with respect to the Resident Agreements occurring prior to the Effective Date.

2.   **Assumption.** Assignee assumes and agrees to be bound by all of Assignor's liabilities and obligations arising pursuant to the Resident Agreements from and after the Effective Date. Assignee further covenants and agrees to indemnify, defend (with legal counsel reasonably acceptable to Assignor) and hold Assignor harmless for, from, and against any actions, suits, proceedings or claims, and all costs and expenses (including without limitation reasonable attorneys' fees) incurred in connection therewith, based upon or arising out of any breach or alleged breach of the Resident Agreements occurring or accruing from and after the Effective Date or arising from or connected with any act, omission to act or other conduct of Assignor under or with respect to the Resident Agreements occurring from and after the Effective Date.

3.   **Binding Effect.** This Assignment shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

4.   **Counterparts.** This Assignment may be executed in counterparts, all of which together shall constitute one complete Assignment.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed as of the day and year first above written.


ASSIGNEE:

ADK GEORGIA, LLC,
a Georgia limited liability company

By:_____
    Name: Chris Brogdon
    Title: Manager


[Signatures continue on following page.]

<u>ASSIGNOR:</u>

**TRIAD HEALTH MANAGEMENT OF
GEORGIA II, LLC,**
a Georgia limited liability company

By:_____
     Name: Adam T. Ashpes
     Title: President and CEO

By:_____
     Name: Ronald M. Herbert, Jr.
     Title: Chief Operating Officer

TRIAD AT PARKVIEW, LLC,
a Georgia limited liability company

By:_____
     Name: Adam T. Ashpes
     Title: President and CEO

By:_____
     Name: Ronald M. Herbert, Jr.
     Title: Chief Operating Officer

TRIAD AT BONTERRA, LLC,
a Georgia limited liability company

By:_____
     Name: Adam T. Ashpes
     Title: President and CEO

By:_____
     Name: Ronald M. Herbert, Jr.
     Title: Chief Operating Officer

EXHIBIT A

RESIDENT LIST

[Attach Resident List]

EXHIBIT "I"

LIST OF EXCLUDED PERSONAL PROPERTY

(a)   All cash and cash equivalents of Assignor and all accounts receivable, including accounts receivable from Medicare or Medicaid of Assignor related to goods sold and services rendered up to and including the Transfer Date.

(b)   The rights of Assignor under any insurance policy applicable to the Facilities for events or circumstances arising or existing, as the case may be, prior to the Transfer Date.

(c)   The rights of Assignor to receive mail and other communications addressed to any of them with respect to Excluded Personal Property.

(d)   Any and all trade names, trademarks or services marks or other intellectual property of Assignor or their affiliates (whether or not registered).

(e)   The rights of Assignor to any deposits or pre-payments made with utility companies, service providers, landlords, lenders or insurance companies.

(f)   The rights of Assignor with respect to any avoidance actions that may be prosecuted under Title 11 of the United States Code.

(g)   All consideration payable to Assignor under the Agreement.

EXHIBIT "J"

FOSTER FACILITIES

Name of Facility	Location of Facility	No. of Beds
Thomasville Nursing and Rehabilitation Center	120 Skyline Drive Thomasville, Georgia 31757	52
Jeffersonville Nursing and Rehabilitation Center	131 Spring Valley Road Jeffersonville, Georgia 31044	131
LaGrange Nursing and Rehabilitation Center	2111 West Point Road LaGrange, Georgia 30240	138
Lumber City Nursing and Rehabilitation Center	245 Highway 19 Lumber City, Georgia 31549	86
Powder Springs Nursing and Rehabilitation Center	3460 Powder Springs Road Powder Springs, Georgia 31027	208
Tara at Thunderbolt Nursing and Rehabilitation Center	3223 Falligant Avenue Thunderbolt, Georgia 31404	134
Oceanside Nursing and Rehabilitation Center	77 Van Horne Street Tybee Island, Georgia 31328	85
Savannah Beach Nursing and Rehabilitation Center	90 Van Horne Street Tybee Island, Georgia 31328	50